Exhibit 99.1

5 January 2009

Hamilton, Bermuda

Contact: Fred M. Ryan

telephone: 441-295-8585

W.P. Stewart & Co., Ltd. Announces:

•	Trading to Cease on the New York Stock Exchange
•	Company to Deregister Its Common Shares under

the Securities Exchange Act of 1934

•	Investment Performance and Business Update
•	Third Quarter and Nine Months 2008 Financial Results

W.P. Stewart & Co., Ltd. (NYSE:WPL) (“W.P. Stewart” or the “Company”) today announced it has been notified by the New York Stock Exchange (“NYSE”) that the Company is considered below continued listing criteria since its average market capitalization was less than $25 million over a 30 trading-day period. In light of such non-compliance, the Company’s common shares will not continue to be eligible for trading on the NYSE. Under applicable NYSE procedures, the Company has 10 days from the receipt of official notice of non-compliance to appeal the delisting proceedings with the NYSE. The Company does not expect to submit an appeal of the NYSE delisting. In conversations with the NYSE, it was determined that trading of the Company’s common shares on the NYSE will be suspended effective at the opening of the market on Friday, 9 January 2009.

In light of such delisting and for the other reasons explained below, the Company intends to terminate the registration of its common shares under the Securities Exchange Act of 1934 (“Exchange Act”). On or before 30 January 2009, the Company will file with the SEC a Form 15, Notice of Termination of Registration and Suspension of Duty to File, to terminate its reporting obligations under the Exchange Act. When the Form 15 has been filed, the Company’s obligation to file certain reports with the SEC, such as Forms 20-F and 6-K, will be suspended. The deregistration of the Company’s common shares under the Exchange Act will become effective 90 days after the date on which the Form 15 was filed. The Company is eligible to deregister under the Exchange Act because its common shares were held of record by fewer than 300 persons on 1 January 2009, the beginning of its fiscal year.

The Company has applied to the Bermuda Stock Exchange (“BSX”) to convert its secondary listing on the BSX to a primary listing. The Company expects its common shares will also continue to trade in the Pink Sheets, a centralized electronic quotation service for over-the-counter securities, so long as market makers demonstrate an interest in trading in the Company’s common shares. The Company will provide its new ticker symbol for trading on the Pink Sheets as soon as it becomes available. Although the Company currently intends to publicly provide information necessary to maintain trading in these markets, including quarterly earnings reports consistent with its historical practice, the Company can give no assurance that its common shares will continue to be actively traded on the Pink Sheets, on the BSX or on any other securities exchange or quotation medium.

The Company’s third quarter and nine month results are set forth below. The Company’s client portfolios significantly outperformed the S&P 500 in 2008, and the Company continues to seek opportunities to grow its business. In relation to today’s announcements, Mark Phelps, President and Chief Executive Officer, commented: “2008 has been a challenging year for W.P. Stewart, exacerbated by the dramatic fall in the stock market in the second half of the year. Nevertheless, against this background the Company has continued to restructure itself and has performed relatively well for its clients compared to the market. We have also welcomed Arrow Capital Management as a significant new shareholder through the investment by several of its funds. As we move into 2009, it is clear that we need to take further steps to reduce costs, consolidate the corporate structure and enter into new distribution arrangements that will enable us once again to grow our assets under management. The deregistering of the common shares and ceasing to trade on the NYSE will go a significant way toward reducing the Company’s costs, and it will better enable management to focus on investment performance and potential new distribution arrangements that are central to our long-term strategy for success. Following the delisting of the Company’s common shares on the NYSE, we expect that shareholders will be able to continue trading on the BSX and the Pink Sheets and have taken steps to facilitate continued trading in these markets.”

In light of the severe downturn in the securities markets and the global economic recession, the Company has now concluded that it can no longer sustain the burdens of being a publicly reporting company under the Exchange Act. The Board of Directors’ decision to deregister under the Exchange Act was based on the recommendation of a Special Committee of independent directors. The Special Committee and the Board were of the view that compliance with the reporting requirements of the Exchange Act and with the requirements of the Sarbanes-Oxley Act of 2002 is disproportionately expensive and unduly complex in relation to the Company’s business, earnings and size. The Board of Directors believes that its decision will result in significant cost-savings and will enable management to focus more intensely on delivering long-term shareholder value. In reaching its decision, the Board considered a number of specific factors, including among other things:

•	the ongoing direct and indirect costs of Exchange Act compliance and the disproportionate impact of the foregoing costs on the Company’s profitability;
•	the significant burden on the Company’s management involved in the preparation of the Company’s public reports and compliance with accounting and other requirements of the Exchange Act;
•

the limited benefits to the Company and its unaffiliated shareholders from the Company’s status as a “reporting company” in light of, among other things, the fact that the price of the common shares has been low and the common shares have had limited liquidity in recent periods;

•	the availability of a means to provide continued transparency and some liquidity for shareholders in the Pink Sheets and on the BSX;
•	the market value of the common shares and the Company’s imminent delisting from the NYSE; and
•	the substantially reduced scale of operations of the Company over the past two years.

Stock Repurchase Program

The Company also announced today that its Board of Directors has authorized a stock repurchase program of up to $1.5 million of repurchase cost. The Company said that such purchases may be made in the discretion of the Company from time to time at prevailing prices in the open market, by block purchases, in private transactions or in derivative transactions in compliance with any applicable SEC or BSX regulations. The Company has approximately 5.54 million common shares outstanding. Any repurchased shares will be cancelled or held in treasury for general corporate purposes. The Company intends to fund any such repurchases with cash on hand.

Investment Performance Update

The performance for the W.P. Stewart U.S. Equity Composite (the “Composite”) for the year ended 31 December 2008 was -30.2%, pre-fee, and -31.2%, post-fee, compared to -37.0% for the S&P 500. These performance results are preliminary and subject to change on final reconciliation of all relevant data.

The Company releases composite portfolio investment returns on a monthly basis. These returns are posted on the Company’s website at www.wpstewart.com, usually within one week of month-end. A complete history of the performance of the Composite is available on the Company’s website.

In respect of the above results, Alex von Furstenberg of Arrow Capital Management stated, “While W.P. Stewart’s market value has dramatically declined since our initial investment, we are very pleased with the firm’s investment performance and the steps it has taken to prepare for growth in the years ahead. I remain convinced that the kind of high quality work that the firm does will be very much back in favor as investors take stock of what has happened in the recent past.”

Business Update

As previously reported, at the Company’s Annual General Meeting of shareholders in November, the following slate of Directors was elected: William P. Stewart (Executive Chairman), Angus S. King, Alfred J. Mulder, Mark I. Phelps, John C. Russell, Henry B. Smith, Heinrich Spangler, Richard D. Spurling, and Alexandre von Furstenberg. Going forward, the Company’s executive officers consist of the following individuals: Mark I. Phelps, President and Chief Executive Officer; Rocco Macri, Managing Director – Chief Operating Officer; Susan G. Leber, Managing Director - Chief Financial Officer; Sylvia A. Cart, Deputy Managing Director – Broker/Dealer; Frederick M. Ryan, Deputy Managing Director – Investor Relations; and Debra Randall, Corporate Secretary.

As a result of the Company’s continued expense rationalization, overhead throughout the Company has been reduced and employee headcount has been lowered to 43 as of 31 December 2008. In addition, the Company is concentrating its research efforts primarily in New York and Bermuda and accordingly the expense base with respect to its operations in London has been significantly decreased. The Company also is concentrating its U.S. client service and marketing efforts in New York. The Company expects to maintain a strong on-going business relationship with the former employees of the Company’s Portland, Maine operations, who have formed a new company to conduct this business.

Assets Under Management

Assets under management (“AUM”) at 30 September 2008 were approximately $1.9 billion, compared with approximately $2.2 billion at 30 June 2008. In the attached tables a complete breakdown of AUM flows with comparisons to earlier periods is provided.

As of 31 December 2008, AUM was approximately $1.4 billion; the majority of the decline from 30 September 2008 reflects market value changes.

Third Quarter 2008 Financial Results

The Company today reported a net loss of $31.2 million, or $0.62 per share (diluted) and $0.62 per share (basic), for the third quarter ended 30 September 2008. This loss includes third quarter non-recurring, cash and non-cash charges of approximately $22.2 million or $0.44 per share (diluted). Of such amount, the non-recurring, non-cash charges of approximately $18.7 million related to an impairment of intangible assets and goodwill, representing a complete write-down of the remaining balance. The impairment of intangible assets reflects a decrease in assets under management, the fees from which were supporting intangible assets per the Financial Accounting Standards Board (SFAS No. 142) and the impairment of goodwill is the result of the decline in market capitalization as compared with the value of shareholder’s equity. In addition, non-recurring, cash charges of approximately $3.5 million were incurred in the period reflecting agreements with certain employees whose employment terminated during the quarter and the initiative to complete a strategic transaction, which initiative resulted in an investment by funds managed by Arrow Capital Management. Excluding these non-recurring, cash and non-cash charges, the third quarter 2008 net loss was $9.0 million, or $0.18 per share (diluted). These  results compare with net income in the third quarter of 2007 of $9.2 million, or $0.20 per share (diluted) and $0.20 per share (basic). These prior year results include a non-recurring gain on the sale of the Company’s aircraft of $10.2 million, post tax, as well as non-recurring expenses of $2.0 million related to agreements with employees whose employment with the Company terminated in the quarter.

Net results on a cash basis for the quarter ended 30 September 2008 were -$7.6 million (net loss of $31.2 million adjusted to include $23.6 million, representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges referred to above, on a tax-effected basis), or -$0.15 per share (diluted). In the same quarter of the prior year, cash earnings were $13.3 million (net income of $9.2 million adjusted for the inclusion of $4.1 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.29 per share (diluted).

For the third quarter of 2008 there were 50,406,516 common shares outstanding on a weighted average diluted basis (50,406,516 – weighted average basic) compared to 46,242,070 common shares outstanding for the third quarter of 2007 on the same weighted average diluted basis (46,190,607 – weighted average basic). Subsequent to the third quarter, the Company completed a one-for-ten share consolidation, pursuant to which every ten common shares, par value $0.001 per share, outstanding as of 19 November 2008 were consolidated, reclassified and converted into one new common share of the Company, par value $0.01 per share. All share numbers and per share dollar figures for the period ended 30 September 2008 are provided prior to, and without giving effect to, the share consolidation.

Nine Month Results

For the nine months ended 30 September 2008 the net loss was $42.8 million, or $0.90 per share (diluted) and $0.90 per share (basic), on revenues of $27.7 million. This loss includes non-recurring cash and non-cash charges of approximately $24.4 million or $0.51 per share (diluted). For the nine-month period there were non-recurring, non-cash charges of approximately $18.8 million or $0.39 per share (diluted), which as noted above for the third quarter, included $18.7 million related to an impairment of intangible assets and goodwill. In addition, during the nine-month period there were certain non-recurring cash charges related to agreements with certain employees whose employment terminated during the year and our initiative to complete a strategic transaction, which initiative resulted in an investment by funds managed by Arrow Capital Management.

Excluding these non-recurring, cash and non-cash charges, for the nine months ended 2008, the net loss was $18.3 million, or $0.38 per share (diluted). For the nine months ended 30 September 2007 the Company recorded a net loss of $10.4 million or $0.23 per share (diluted) and $0.23 per share (basic), on revenues of $84.8 million. These results include a non-recurring gain on the sale of the Company’s aircraft of $10.2 million, post tax, offset by non-recurring charges of approximately $18.0 million, taken in the second quarter of 2007, related to an impairment of intangible assets and non-recurring charges of approximately $7.8 million related to agreements with certain employees, reached in the first and third quarters of 2007, whose employment with the Company terminated in those quarters.

Net results on a cash basis for the nine months ended 30 September 2008 were -$10.3 million (net loss of $42.8 million adjusted to include $32.5 million, representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges referred to above, on a tax-effected basis), or -$0.22 per share (diluted). In the same period of the prior year, cash earnings were $26.0 million (net loss of $10.4 million adjusted for the inclusion of $36.4 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including a non-recurring impairment charge, on a tax-effected basis), or $0.56 per share (diluted).

For the nine months ended 30 September 2008, there were 47,738,182 common shares outstanding on a weighted average diluted basis (47,738,182, – weighted average basic) compared to 46,097,326 common shares outstanding for the same period in 2007 on the same weighted average diluted basis (46,071,553 – weighted average basic).

Included with this release are tables containing revenue and expense detail for the third quarter and nine months ended 30 September 2008 with comparisons with prior periods.

Other Items

The average gross management fee was 1.09%, annualized, for the quarter ended 30 September 2008 and 1.07%, annualized, for the nine months ended 30 September 2008 compared to 1.05% and 1.07%, annualized, for each of the comparable periods of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.30%, annualized, for the quarter ended 30 September 2008 and 1.26%, annualized, for the nine months ended 30 September 2008 compared to 1.27% and 1.23%, annualized, for each of the comparable periods of the prior year.

For the third quarter of 2008 non-cash compensation expense related to the Company’s restricted share issuances to employees was approximately $3.5 million. For the nine months ended 30 September 2008, these non-cash compensation charges were approximately $10.2 million. In the third quarter and nine months of 2007, these non-cash compensation charges were approximately $4.6 million and $13.9 million, respectively. These non-cash compensation expenses are included in “employee compensation and benefits”.

The Company currently anticipates that full year 2008 total revenue will be in the range of approximately $31.5 million to $32.5 million. The Company will not recognize further impairment charges due to the total impairment reported above for the third quarter of 2008.

The Company had cash and marketable securities at 30 September 2008 of $44.6 million. The Company has no debt.

As of 31 December 2008, the Company had cash and marketable securities balances in excess of $41.0 million.

Shareholders’ equity at 30 September 2008 was approximately $47.5 million.

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W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company’s shares are currently listed for trading on the New York Stock Exchange (NYSE:WPL) and on the Bermuda Stock Exchange (BSX:WPS).

For more information, please visit the Company’s website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com. Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, the general downturn in the economy, the effects of economic, financial or political events and the delisting and deregistration of the Company’s common shares under the Exchange Act, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company’s products’ performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company’s services, changes in the Company’s business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Nine Months Ended September 30,
	2008	2007	%

Revenue:
Fees	$23,496,009	$50,816,699	-53.76%
Commissions	5,003,740	11,610,603	-56.90%
Realized gain on sale of aircraft	—	18,464,963	-100.00%
Realized and unrealized gains/(losses) on investments	(1,749,388)	2,260,780	-177.38%
Interest and other	931,847	1,630,446	-42.85%

	27,682,208	84,783,491	-67.35%

Expenses:
Employee compensation and benefits	27,238,879	36,800,176	-25.98%
Fees paid out	2,570,256	5,327,871	-51.76%
Commissions, clearance and trading	1,065,629	1,918,189	-44.45%
Research and administration	7,358,174	9,790,618	-24.84%
Marketing	2,483,012	4,169,310	-40.45%
Depreciation and amortization	1,291,829	4,327,881	-70.15%
Impairment of intangible asset	18,692,284	17,985,000	3.93%
Other operating	9,749,635	7,698,772	26.64%
	70,449,698	88,017,817	-19.96%

Income/(loss) before taxes	(42,767,490)	(3,234,326)	1222.30%

Provision for taxes	(12,842)	7,196,279	-100.18%

Net income/(loss)	$(42,754,648)	$(10,430,605)	309.90%

Earnings/(loss) per share:

Basic earnings/(loss) per share	$(0.90)	$(0.23)	291.30%

Diluted earnings/(loss) per share	$(0.90)	$(0.23)	291.30%

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended			% Change From
	Sept. 30, 2008	June 30, 2008	Sept. 30, 2007	June 30, 2008	Sept. 30, 2007

Revenue:
Fees	$5,905,879	$7,475,737	$13,735,183	-21.00%	-57.00%
Commissions	661,987	2,626,279	2,894,860	-74.79%	-77.13%
Realized gain on sale of aircraft	—	—	18,464,963	—	-100.00%
Realized and unrealized gains/(losses) on investment	(94,785)	(16,541)	981,738	473.03%	-109.65%
Interest and other	270,609	283,260	609,683	-4.47%	-55.61%

	6,743,690	10,368,735	36,686,427	-34.96%	-81.62%

Expenses:
Employee compensation and benefits	8,793,763	7,597,035	11,162,970	15.75%	-21.22%
Fees paid out	462,730	945,459	1,699,434	-51.06%	-72.77%
Commissions, clearance and trading	319,482	429,174	403,276	-25.56%	-20.78%
Research and administration	2,446,129	2,411,088	3,327,352	1.45%	-26.48%
Marketing	802,227	834,452	1,325,121	-3.86%	-39.46%
Depreciation and amortization	675,462	(194,787)	1,441,374	-446.77%	-53.14%
Impairment of intangible asset	18,692,284	—	—	—	—
Other operating	4,466,607	3,131,292	2,101,628	42.64%	112.53%
	36,658,684	15,153,713	21,461,155	141.91%	70.81%

Income/(loss) before taxes	(29,914,994)	(4,784,978)	15,225,272	525.19%	-296.48%

Provision for taxes	1,323,690	383,047	6,006,852	245.57%	-77.96%

Net income/(loss)	$(31,238,684)	$(5,168,025)	$9,218,420	504.46%	-438.87%

Earnings/(loss) per share:

Basic earnings/(loss) per share	$(0.62)	$(0.11)	$0.20	463.64%	-410.00%

Diluted earnings/(loss) per share	$(0.62)	$(0.11)	$0.20	463.64%	-410.00%

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

	(in millions)

	For the Three Months Ended			For the Nine Months Ended
	Sept. 30, 2008	Jun. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Existing Accounts:
Contributions	$23	$43	$58	$113	$197
Withdrawals	(57)	(259)	(151)	(541)	(780)
Net Flows of Existing Accounts	(34)	(216)	(93)	(428)	(583)
Publicly Available Funds:
Contributions	8	21	13	45	107
Withdrawals	(74)	(70)	(168)	(292)	(477)
Direct Accounts Opened	1	—	7	6	150
Direct Accounts Closed	(187)	(222)	(312)	(1,111)	(2,569)
Net New Flows	(252)	(271)	(460)	(1,352)	(2,789)

Net Flows of Assets Under Management	$(286)	$(487)	$(553)	$(1,780)	$(3,372)

* The table above sets forth the total net flows of assets under management for the three months ended September 30, 2008, June 30, 2008 and September 30, 2007, respectively, and for the nine months ended September 30, 2008 and 2007, respectively, which include changes in net flows of existing accounts and net new flows  (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation  in assets under management with the exception of the amount attributable to withdrawals and closed accounts.